PRELIMINARY COPY

                                                                April   , 1998


                      VOTE TO APPROVE PROPOSAL NO. 3 AT THE
                       1998 ANNUAL MEETING OF SHAREHOLDERS


Dear Shareholder:

         I am writing to emphasize the importance of your voting at the 1998 Annual Meeting of Shareholders and, in particular, voting FOR Proposal No. 3 at the 1998 Annual Meeting of Shareholders.

         Proposal No. 3 involves amending the Restated Certificate of Incorporation to eliminate a provision that prevents certain individuals from serving as Directors. Specifically, the provision now prohibits a person from serving as a Director: "if such person was an active operating officer of the corporation or any subsidiary of the corporation at the time of his election to the Board of Directors and one annual meeting of shareholders has been held since his retirement from all operating positions of the corporation or any subsidiary." This provision was originally intended to limit the presence on the Board of ex-officers and thus limit their interaction with the successor president and other officers, but is no longer considered by the Board to be in the best interest of the Company and the Shareholders.

         This provision could effect a retiring executive officer who may contribute substantially as a director after retirement as an executive officer, including the current Chief Executive Officer, Michael A. Dickerson. He may not be eligible for re-election as a director after his retirement, unless Proposal No. 3 is approved.

         To approve Proposal No. 3 and eliminate this provision, the affirmative vote by holders of at least 80% of the Common Stock is needed. This vote requirement is a particularly high amount, which is why I am writing to encourage you to vote.

         It  is  important   that  you  vote  at  the  1998  Annual  Meeting  of
Shareholders. Please send in your proxy.


                                                       Sincerely,



                                                       Charles L. Tice